Mail Stop 3561

October 16, 2006

Via U.S. Mail

Heather Burtch
Office of General Counsel
One HSBC Center, 27th Floor
Buffalo, NY 14203

Re: **Turquoise Funding 1 Limited**
       Amendment no. 1 to Registration Statement on Form S-3
       Filed October 2, 2006
       File No. 333-136826, 01 and 02

Dear Ms. Burtch:

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments. Page references are to the marked copy provided to us.

Registration Statement on Form S-3

Base Prospectus
Transaction Overview, 1
Structural Diagram of the Securitisation Programme, page 1

   1. We note your response to prior comment 10 of our letter dated September 18, 2006. Please also revise your diagram to identify Turquoise Funding 1 Limited and Turquoise Funding 2 Limited. Furthermore, please revise to identify the "loan note issuing entity."

Receivables Master Trust, page 1
General

2. We note your response to prior comment 9, and could not locate in the summary disclosure of when pool assets can be removed or substituted. Please advise or revise.

Final Redemption, page 12

3. We note your response to prior comment 14 and reissue. You disclose on page 13, that if all amounts available to the issuing entity on the Final Redemption Date are insufficient, or if proceeds after enforcement of the security are insufficient, then note holders may become bound by the terms of the post enforcement call option. It is unclear to us whether the option may be exercised if note holders are due amounts outstanding on their notes. Please clarify. Also, you state in your response that the "call option will have no impact on security holders as it can only be exercised after all possible payments on the relevant securities have been made." Please clarify for us what you mean by "possible payments." Do you mean payments due to security holders in full? If otherwise, please explain. Please revise your disclosure to clarify the impact of the call options on investors here or on page 14 under "Post Enforcement Call Option."

Appendix B, Form of Prospectus Supplement/Final Terms, page 192

Plan of Distribution, page 214

4. We note your response to prior comment 32. Please revise your disclosure here to clarify that fees and commissions arising from issuance will be paid from drawing on the Series Expense Loan.

* * * * *

        As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Lewis Rinaudo Cohen, Esq.
        Clifford Chance US LLP
        Fax: (212) 878-8375